Filed Pursuant to Rule 424(b)(2)
Registration No. 333-274646

PRICING SUPPLEMENT No. 1, dated October 26, 2023

(To prospectus, dated September 22, 2023, and

prospectus supplement, dated September 22, 2023)

Senior Medium-Term Notes, Series A

Due 9 Months or More from Date of Issue

This pricing supplement supplements the terms and conditions in the prospectus, dated September 22, 2023 (the “base prospectus), as supplemented by the prospectus supplement, dated September 22, 2023 (the “prospectus supplement” and together with the base prospectus, and all documents incorporated herein by reference therein and herein, the “prospectus”), and relates to the offering and sale of $750,000,000 aggregate principal amount of 7.413% Fixed Rate/Floating Rate Senior Notes due October 30, 2029 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed Rate/Floating Rate Notes
CUSIP / ISIN Nos.	55261F AS3 / US55261FAS39
Series	Series A (Senior)
Form of Note	Book-Entry
Principal Amount	$750,000,000
Trade Date	October 26, 2023
Original Issue Date	October 30, 2023 (T+2)
Maturity Date	October 30, 2029
Redemption Terms	[X] Make-whole Redemption Option (0.400%) First Par Call Date: October 30, 2028 Par Call Date: September 30, 2029
Repayment Terms	The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 that is a whole multiple of $1,000.
Issue Price (Dollar Amount and Percentage of Principal Amount)	$750,000,000 / 100.000%
Net Proceeds (Before Expenses) to the Company	$748,927,500
Interest Rate	[ ] Fixed Rate
[ ] Floating Rate
[ ] Fixed Rate Reset
[X] Fixed Rate/Floating Rate
[ ] Zero Coupon
Base Rate or Reset Reference Rate(s)	[ ] Compounded CORRA
[ ] CMT Rate:
[ ] Refinitiv Page FRBCMT
[ ] Refinitiv Page FEDCMT
[ ] One-Week [ ] One-Month
[ ] EURIBOR
[X] SOFR:
[ ] Compounded SOFR
[X] Compounded Index Rate

[ ] SONIA:
[ ] Compounded SONIA
[ ] Compounded SONIA Rate with Compounded Index
[ ] Treasury Rate
[ ] Other Floating Rate (as described below)
Interest Rate / Initial Interest Rate	During the Fixed Rate Period, 7.413% per annum; during the Floating Rate Period, a Compounded SOFR calculated using “Compounded Index Rate” method as described in the prospectus supplement under “Description of Notes—Calculation of Interest—SOFR Notes— Compounded SOFR Index Notes,” determined for each quarterly Interest Period, plus the Spread.
Spread	+260 basis points
Spread Multiplier	Not applicable
Interest Payment Dates	With respect to the Fixed Rate Period, April 30 and October 30 of each year, commencing on April 30, 2024 and ending on October 30, 2028. With respect to the Floating rate Period, January 30, April 30, July 30, and October 30 of each year, commencing on January 30, 2029.
Interest Periods	With respect to the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Fixed Rate Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the Fixed Rate Period, the first day of the Floating Rate Period).
With respect to the Floating Rate Period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Floating Rate Period, the first day of the Floating Rate Period) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Fixed Rate Period	From, and including, the Original Issue Date to, but excluding, October 30, 2028.
Floating Rate Period	From, and including, October 30, 2028, to, but excluding, the Maturity Date.
Regular Record Dates	The close of business on the Business Day preceding the applicable Interest Payment Date.
Interest Determination Dates	Two U.S. Government Securities Business Days preceding the applicable Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Observation Period	With respect to each Interest Period, the period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date that is two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Interest Reset Dates	For the Floating Rate Period, each Interest Payment Date.
Day Count	With respect to the Fixed Rate Period, 30/360; with respect to the Floating Rate Period, Actual/360

Calculation Agent	We will appoint a calculation agent, which may include M&T, or an affiliate of M&T, including M&T Bank and Wilmington Trust, prior to the commencement of the Floating Rate Period.
Maximum Interest Rate	Maximum rate permitted by New York law, as the same may be modified by United States law of general application.
Minimum Interest Rate	Zero
Original Issue Discount Notes	Not applicable

The Notes are unsecured. The Notes will rank equally with all of our other unsecured and unsubordinated indebtedness that is not accorded a priority under applicable law.

The Notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-7 of the prospectus supplement and the discussion of risk factors contained in our annual, quarterly and current reports filed with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated herein by reference.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, the New York State Department of Financial Services or the Board of Governors of the Federal Reserve System or any other governmental agency has approved or disapproved of the notes passed upon the adequacy or accuracy of this pricing supplement, the attached prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to Public	100.000%	$750,000,000
Agents’ Discount	0.143%	$1,072,500
Net Proceeds (Before Expenses) to Us	99.857%	$748,927,500

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about October 30, 2023.

Joint Book-Running Managers

BofA Securities	M&T Securities	Morgan Stanley	RBC Capital Markets

Co-Managers

Academy Securities	Siebert Williams Shank

October 26, 2023

RECENT DEVELOPMENTS

M&T Preliminary Third Quarter Results

On October 18, 2023, M&T reported its unaudited preliminary financial results for the quarter ended September 30, 2023. The preliminary financial data included in this pricing supplement has been prepared by, and is the responsibility of, M&T’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Diluted earnings per common share measured in accordance with generally accepted accounting principles (“GAAP”) for the third quarter of 2023 were $3.98, up 13% from $3.53 in the year-earlier quarter. GAAP-basis net income in the recent quarter aggregated $690 million, 7% higher than $647 million in the third quarter of 2022. Diluted earnings per common share and GAAP-basis net income were $5.05 and $867 million, respectively, in the second quarter. GAAP-basis net income for the third quarter of 2023 expressed as an annualized rate of return on average assets and average common shareholders’ equity was 1.33% and 10.99%, respectively, compared with 1.28% and 10.43%, respectively, in the year-earlier quarter and 1.70% and 14.27%, respectively, in 2023’s second quarter.

Net interest income, the taxable equivalent adjustment and taxable equivalent net interest income were $1,775 million, $15 million and $1,790 million for the third quarter of 2023; $1,799 million, $14 million and $1,813 million for the second quarter of 2023; and $1,679 million, $12 million and $1,691 million for the third quarter of 2022, respectively.

Taxable-equivalent net interest income decreased $23 million, or 1%, from the second quarter of 2023. Average interest-bearing deposits increased $5.6 billion and the rates paid on such deposits rose 52 basis points. Average short-term borrowings declined $2.2 billion. The yield on average outstanding loans and leases increased 17 basis points. Average interest-bearing deposits at banks increased $3.0 billion.

Taxable-equivalent net interest income increased $99 million, or 6%, compared with the year-earlier quarter. Yields earned on average loans and leases and interest-bearing deposits at banks increased 164 basis points and 317 basis points, respectively, compared with the year-earlier quarter. Average loans and leases increased $5.1 billion. Rates paid on interest-bearing deposits increased 225 basis points. Average borrowings increased $8.4 billion.

Net interest margin of 3.79% in the recent quarter narrowed from 3.91% in the second quarter of 2023 as increases to the rates paid on interest-bearing deposits outpaced the rise in yields on interest-earning assets.

M&T recorded a provision for credit losses of $150 million in each of the third and second quarters of 2023 compared with $115 million in the third quarter of 2022. The comparatively higher provisions for credit losses in the most recent two quarters compared with the third quarter of 2022 reflect a softening of commercial real estate values. Net charge-offs totaled $96 million in 2023’s third quarter, compared with $127 million in 2023’s second quarter and $63 million in the year-earlier quarter reflective of variability in the timing and amount of commercial real estate charge-offs.

Nonaccrual loans were $2.34 billion at September 30, 2023, $94 million lower than June 30, 2023 and $87 million lower than at September 30, 2022.

M&T’s CET1 capital ratio increased 35 basis points to an estimated 10.94% at September 30, 2023, compared with 10.59% at June 30, 2023.

M&T had total assets of $209.1 billion at September 30, 2023, compared with $198.0 billion at September 30, 2022 and $208.0 billion at June 30, 2023. Total deposits were $164.1 billion at the recent quarter-end, compared with $163.8 billion at September 30, 2022 and $162.1 billion at June 30, 2022. Total shareholders’ equity was $26.2 billion at September 30, 2023, $25.3 billion at September 30, 2022 and $25.8 billion at June 30, 2023.

The foregoing is only a summary and is not intended to be a comprehensive statement of M&T’s financial results. Financial statements as of and for the quarter ended September 30, 2023 will be included in M&T’s Quarterly Report on Form 10-Q to be filed with the SEC.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for general corporate purposes, including investments in and advances to our bank and nonbank subsidiaries, reduction of outstanding borrowings or indebtedness, short and long-term investments and financing possible future acquisitions including, without limitation, the acquisition of banking and nonbanking companies and financial assets and liabilities. All or a portion of the net proceeds from the sale of Notes may also be used to finance, in whole or in part, our repurchase of common shares pursuant to any share repurchase program securities repurchases undertaken from time to time. The precise amounts and timing of the application of proceeds will vary with liquidity and funding requirements.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The Company believes that the Notes should be treated as variable rate Notes that are not issued with original issue discount for United States federal income tax purposes. See the discussion in the prospectus supplement under “Certain United States Federal Income Tax Considerations” for a discussion of the United States federal income tax consequences of investing in the Notes.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a terms agreement, dated October 26, 2023 (the “Terms Agreement”), with the agents named below. Subject to the terms and conditions set forth in the Terms Agreement, we have agreed to sell to the agents, and the agents have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Agent	Amount of Notes
BofA Securities, Inc.	$202,500,000
Morgan Stanley & Co. LLC	202,500,000
RBC Capital Markets, LLC	202,500,000
M&T Securities, Inc.	112,500,000
Academy Securities, Inc.	15,000,000
Siebert Williams Shank & Co., LLC	15,000,000

Total	$750,000,000

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the second business day following the date the notes are priced (such settlement being referred to as “T+2”).

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

LEGAL MATTERS

Certain legal matters relating to the validity of the notes will be passed on for us by Squire Patton Boggs (US) LLP. Sullivan & Cromwell LLP advised the agents in connection with the offering. Sullivan & Cromwell LLP from time to time performs legal services for M&T and its subsidiaries.